Scott E. Bartel 633 West 5th Street, Suite 4000 Los Angeles, California 90071 Scott.Bartel@lewisbrisbois.com Direct: 213.358.6174

January 24, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR Draft Registration Statement U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Re:	LANTERN PHARMA INC.

Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Lantern Pharma Inc. (the “Company”), we are submitting a draft registration statement on Form S-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “SEC”) for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company hereby confirms that it is an “emerging growth company” (as defined in the JOBS Act) as of the date of the submission of the Registration Statement and that is securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) of the Securities Act have occurred. The Registration Statement submitted herewith relates to the initial public offering (the “IPO”) of the Company’s common stock.

In reliance on Section 71003 of the Fixing America’s Surface Transportation Act (the “FAST Act”), the Company has omitted financial information for its calendar year ended December 31, 2017, and for interim periods because it reasonably believes that such financial information will not be required to be included when the Registration Statement is declared effective. The Company intends to include audited financial information for its calendar year ended December 31, 2019, in its first amendment to the Registration Statement when the audit is completed in February, 2020.

ARIZONA   ●   CALIFORNIA   ●   COLORADO   ●   CONNECTICUT   ●   FLORIDA   ●   GEORGIA   ●   ILLINOIS   ●   INDIANA   ●   KANSAS   ●   KENTUCKY
LOUISIANA   ●   MARYLAND   ●   MASSACHUSETTS   ●   MISSOURI   ●   NEVADA   ●   NEW JERSEY   ●   NEW MEXICO   ●   NEW YORK
NORTH CAROLINA ● OHIO ● OREGON ● PENNSYLVANIA ● RHODE ISLAND ● TEXAS ● WASHINGTON ● WEST VIRGINIA

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 24, 2020

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me at scott.bartel@lewisbrisbois.com, (213) 358-6174, or my partners Daniel Eng at daniel.eng@lewisbrisbois, (415) 262-8508, or Deborah Seo at deborah.seo@lewisbrisbois.com, (916) 646-8289.

Best regards,

/s/ Scott E. Bartel
Scott E. Bartel of
LEWIS BRISBOIS BISGAARD & SMITH llp
SEB:dh
Enclosure

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com